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                                                                      Exhibit 12
WASHINGTON NATURAL GAS COMPANY

Ratio of earnings to fixed charges:                                          Fiscal Year Ended September 30
                                                             ------------------------------------------------------------
                                                              1991         1992        1993         1994            1995
                                                             ------       ------      ------      -------          ------
1. Net Income (loss)                                         29,409       12,231      21,771       (8,243)         17,854
2. Add: Federal Income taxes                                 14,000        4,902       9,547       (5,991)          8,195
    Extraordinary Non Recurring
      Items of expense
                                                             ------       ------      ------      -------          ------
3. Subtotal                                                  43,409       17,133      31,318      (14,234)         26,049
4. Deduct interest capitalized                                 (622)        (656)       (250)        (453)           (660)
5. Adjusted Net Income from
     Continuing Operations                                   42,787       16,477      31,068      (14,687)         25,389
    Add Fixed Charges:
       Interest Expense on Funded and
         Unfunded Debt                                       24,425       26,249      26,381       29,275          30,275
       Amortization of Debt Discount                            169          299         361          392             375
       Other interest expense                                   208         (502)        340        1,097           1,566
       Interest Capitalized                                     622          656         250          453             660
       Rental for leased properties                           1,406        1,517       1,633        1,337           1,338
                                                             ------       ------      ------      -------          ------
8. Total fixed charges                                       26,830       28,219      28,965       32,554          34,214
9. Preferred dividend requirement (pre-tax
      equivalent)                                             4,067        3,838       3,913        6,122          10,397
                                                             ------       ------      ------      -------          ------
10. Total combined fixed charges and preferred
       dividends                                             30,897       32,057      32,878       38,676          44,611
11.  Net Earnings Available for Combined Fixed
         Charges and Preferred dividends (5 plus 8)          69,617       44,696      60,033       17,867          59,603
12. Ratio of Earnings to combined fixed charges
     and preferred dividends (11 divided by 10)                2.25         1.39        1.83         0.46 (1)        1.34
                                                             ======       ======      ======      =======          ======

(1) For the year ended September 30, 1994, earnings were inadequate to cover fixed charges by $ 20,809,000.


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